Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is a transcript of a video posted on the website of The Dow Chemical Company (“Dow”), www.dow.com, on June 10, 2016.

Andrew N. Liveris – Chairman and Chief Executive Officer of Dow:

•	Hello and thank you for taking a moment to join us.
•	Today I have with me Howard Ungerleider, vice chairman and chief financial officer of Dow and recently announced CFO of DowDuPont.
•	We are going to talk today about the next major milestone in our process to merge Dow and DuPont and pursue the intended spins of three highly focused, independent companies.
•	This week, Dow and DuPont announced that the registration statement on Form S-4, which was filed in connection with the proposed transaction, was declared “effective” by the U.S. Security and Exchange Commission.
•	So in conjunction with this, our two companies also announced the special meetings of our respective stockholders to vote on the merger agreement proposal will take place on Wednesday, July 20.
•	Howard, what does this mean in terms of the transaction process?

Howard I. Ungerleider – Vice Chairman and Chief Financial Officer of Dow:

•	Well, Andrew, it’s a significant event. It means the SEC has completed their comment and their review process on the required filings related to stockholder approval of the transaction.
•	Now we can move forward toward our next key milestone – approval by each of our company’s shareholders.
•	In July, Dow and DuPont will each host a special meeting of our respective stockholders and a proxy vote on the adoption of the merger agreement.
•	The Dow board of directors recommends the stockholders vote FOR each of the three proposals, which in short, are:

o	Adoption of the merger agreement
o	To adjourn the special meeting, if needed, in order to solicit additional proxies if there are not sufficient votes to approve the merger.
o	And finally a non-binding, advisory proposal to approve executive compensation that maybe paid to Dow named executive officers in connection with the transaction.

•	Due to the required vote standard for a merger, failure to vote on the merger proposal will have the same effect as actually voting against it.
•	That is why we want to make sure that every stockholder casts his or her ballot. It’s important that everyone votes.
•	In fact, we encourage stockholders to submit their vote as soon as possible, upon receiving the proxy statement.
•	There are three easy ways to vote – by calling a toll-free number, by voting online, or by mailing their proxy card back.

Andrew N. Liveris – Chairman and Chief Executive Officer of Dow:

•	Good. Then there should be no reason for anyone to miss this important vote.
•	After all, the vision of DowDuPont and the three intended, publicly traded companies that we expect to spin from it can only be realized if we have the support of all our stockholders.
•	Stockholders should be aware that we are still on track to close this transaction before the end of this year, subject to the stockholder vote of course, and the other customary closing conditions.

Howard I. Ungerleider – Vice Chairman and Chief Financial Officer of Dow:

•	That’s right, Andrew. Once the transaction is closed, the combined company intends to pursue the separation into three independent, publicly traded companies. These intended spins as you know are planned to occur as soon as practicable but may take up to 18-24 months to be completed.
•	That’s when stockholders will realize even greater value creation, through their ownership of three independent, publicly traded companies that will help reshape and redefine their respective industries.

Andrew N. Liveris – Chairman and Chief Executive Officer of Dow:

•	And needless to say, this is a truly pivotal moment in our storied history.
•	No other company in our industry has ever taken on a transition this complex.
•	But Dow is not like other companies. For Dow, transformation is what we do and why we have continued to thrive. It is part of our DNA.
•	Thank you, Howard, for joining me on the broadcast, and our thanks to all Dow stockholders for your vote and your support as we move forward on this unprecedented path.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or

DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.